UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, November 10, 2010 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 3Q10 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 3Q09, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 3Q10 NET INCOME OF R$ 388 MILLION

Indicators (R$ Million)	3Q10	3Q09	Var.	9M10	9M09	Var.
Sales within the Concession Area - GWh	13,201	12,274	7.6%	38,708	35,916	7.8%
Captive Market	9,779	9,354	4.5%	29,381	27,950	5.1%
TUSD	3,423	2,919	17.2%	9,326	7,966	17.1%
Commercialization and Generation sales - GWh	3,271	3,412	-4.1%	9,682	9,790	-1.1%
Gross Operating Revenue	4,174	4,000	4.4%	12,292	11,514	6.8%
Net Operating Revenue	2,758	2,694	2.4%	8,183	7,729	5.9%
EBITDA	817	670	21.9%	2,419	2,019	19.8%
Net Income	388	290	33.8%	1,162	861	34.9%
Net Income per Share - R$	0.81	0.60	33.5%	2.42	1.79	34.6%
Investments	520	319	62.9%	1,274	879	45.0%

Note: EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions.

3Q10 HIGHLIGHTS

•      Increases of 7.6% in energy sales within the concession area, of 4.5% in sales to the captive market and of 17.2% in the volume of TUSD;

•      CPFL Piratininga’s Annual Tariff Readjustment of 10.11%, 8.59% relative to the tariff readjustment and 1.52% with respect to the financial components, effective as of October 23, 2010. The Parcel B readjustment was 6.64%;

•      Commercial start-up of Baldin Thermoelectric Facility in August 2010 and Foz do Chapecó Hydroelectric Facility in October 2010 (45 MW and 436 MW of installed capacity, respectively);

•      Participation on the 3rd Reserve Auction, with sales of wind power (30 MW) and biomass (70 MW);

•      Raising of the long-term national rating of CPFL Energia and CPFL Paulista, from “AA(bra)” to “AA+(bra)”, by Fitch Ratings;

•      CPFL Energia was elected: by Capital Aberto Magazine, as the 3rd Best Company for Shareholders in 2010, in the category “market value higher than R$ 15 billion”; by Guia Você S/A / Exame Magazine, as outstanding leadership and  The 10th Best Company to Work for, in 2010, in the category “big companies”; by Consumidor Moderno Magazine, as the Best Company in Intangible Assets in the Utilities Sector; and by Abrasca, for The Best 2009 Annual Report;

•      RGE was elected by Abradee, as The Best Energy Distribution Company in Brazil, in 2010.

Conference Call with Simultaneous Translation into English	Investor Relations
(Bilingual Q&A)	Department
· Thursday, November 11, 2010 – 11:00 am (Brasília), 08:00 am (EST)
55-19-3756-6083
( Portuguese: 55-11-4688-6361 (Brazil)	ri@cpfl.com.br
( English: 1-888-700-0802 (USA) and 1-786-924-6977 (Other Countries)	www.cpfl.com.br/ir

· Webcast: www.cpfl.com.br/ir

INDEX

1) ENERGY SALES	3
1.1) Sales within the Distributors Concession Area	3
1.1.1) Sales to the Captive Market	3
1.1.2) Sales by Class Concession Area	4
1.1.3) TUSD by Distributor	4
1.2) Commercialization and Generation Sales Excluding Related Parties	4

2) ECONOMIC-FINANCIAL PERFORMANCE	5
2.1) Operating Revenue	5
2.2) Cost of Electric Energy	6
2.3) Operating Costs and Expenses	7
2.4) EBITDA	8
2.5) Financial Result	9
2.6) Net Income	9

3) DEBT	10
3.1) Financial Debt (Including Hedge)	10
3.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	12
3.3) Adjusted Net Debt(1)	13

4) INVESTMENTS	14

5) CASH FLOW	15

6) DIVIDENDS	16

7) STOCK MARKET	17
7.1) Share Performance	17
7.2) Average Daily Volume	18
7.3) Ratings	18

8) CORPORATE GOVERNANCE	19

9) SHAREHOLDERS STRUCTURE	20

10) PERFORMANCE OF THE BUSINESS SEGMENTS	21
10.1) Distribution Segment	21
10.1.1) Economic-Financial Performance	21
10.1.2) Tariff Adjustment	25
10.2) Commercialization and Services Segment	27
10.3) Generation Segment	28
10.3.1) Economic-Financial Performance	28
10.3.2) Status of Generation Projects	29
10.3.3) Installed Capacity and Assured Power Evolution	31

11) ATTACHMENTS	32
11.1) Statement of Assets CPFL Energia	32
11.2) Statement of Liabilities CPFL Energia	33
11.3) Income Statement CPFL Energia	34
11.4) Operating Revenue CPFL Energia	35
11.5) Income Statement Consolidated Generation Segment	36
11.6) Income Statement Consolidated Distribution Segment	37
11.7) Economic-Financial Performance Distributors	38
11.8) Sales to the Captive Market by Distributor (in GWh)	40

1) ENERGY SALES

1.1) Sales within the Distributors’ Concession Area

In 3Q10, sales within the concession area, achieved by the distribution segment, totaled 13,201 GWh, an increase of 7.6%.

Sales within the Concession Area - GWh
	3Q10	3Q09	Var.	9M10	9M09	Var.
Captive Market	9,779	9,354	4.5%	29,381	27,950	5.1%
TUSD	3,423	2,919	17.2%	9,326	7,966	17.1%
Total	13,201	12,274	7.6%	38,708	35,916	7.8%

Sales to the captive market increased 4.5% to 9,779 GWh.

The energy volume in GWh consumed by free customers in the distributors’ operational areas, billed through the Distribution System Usage Tariff (TUSD), rose by 17.2% to 3,423 GWh, reflecting the recovery of the industrial activity and the migration of customers to the free market.

1.1.1) Sales to the Captive Market

Captive Market - GWh
	3Q10	3Q09	Var.	9M10	9M09	Var.
Residential	3,226	3,041	6.1%	9,697	9,180	5.6%
Industrial	2,866	2,928	-2.1%	8,639	8,302	4.1%
Commercial	1,784	1,673	6.7%	5,642	5,290	6.6%
Others	1,903	1,712	11.1%	5,403	5,177	4.4%
Total	9,779	9,354	4.5%	29,381	27,950	5.1%

Note: The captive market sales by distributor tables are attached to this report in item 11.8.

In the captive market, emphasis is given to the growths of the residential and commercial classes, which jointly accounted for 51.2% of total consumption by the distributors’ captive consumers:

•      Residential and commercial classes: up by 6.1% and 6.7%, respectively. Higher temperatures (specially in August 2010) and the accumulated effects of economic growth (increase of income levels, purchasing power of consumers and credit concessions) over recent years resulted in sustained high consumption on the part of these classes in 3Q10.

•      Industrial class: down by 2.1%, due to the migration of customers to the free market.

1.1.2) Sales by Class – Concession Area

1.1.3) TUSD by Distributor

TUSD by Distributor (GWh)
	3Q10	3Q09	Var.	9M10	9M09	Var.
CPFL Paulista	1,731	1,453	19.2%	4,575	3,947	15.9%
CPFL Piratininga	1,343	1,207	11.3%	3,844	3,304	16.3%
RGE	305	220	38.7%	795	597	33.1%
CPFL Santa Cruz	5	6	-6.0%	14	17	-19.1%
CPFL Jaguari	19	18	0.9%	52	55	-5.6%
CPFL Mococa	-	-	0.0%	-	-	0.0%
CPFL Leste Paulista	-	-	0.0%	-	-	0.0%
CPFL Sul Paulista	20	17	21.8%	48	46	3.5%
Total	3,423	2,919	17.2%	9,326	7,966	17.1%

1.2) Commercialization and Generation Sales – Excluding Related Parties

Commercialization and Generation Sales - GWh
	3Q10	3Q09	Var.	9M10	9M09	Var.
Total	3,271	3,412	-4.1%	9,682	9,790	-1.1%

Note: Exclude sales to related parties and in the CCEE. Considers Furnas (Semesa) and other generation sales outside the group.

Commercialization and generation sales moved down by 4.1% to 3,271 GWh, mainly due to the decrease in sales through commercialization’s short-term bilateral contracts, effective in 2009. However, the sales to free customers rose due to: (i) the lower customers’ consumption in 2009 (due to the crisis) and (ii) the increase in the number of customers in the portfolio this year (from 72 to 98).

2) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Thousands)
	3Q10	3Q09	Var.	9M10	9M09	Var.
Gross Operating Revenues	4,174,055	3,999,678	4.4%	12,292,412	11,514,207	6.8%
Net Operating Revenues	2,758,078	2,694,166	2.4%	8,183,152	7,728,607	5.9%
Cost of Electric Power	(1,572,980)	(1,716,750)	-8.4%	(4,738,998)	(4,798,091)	-1.2%
Operating Costs & Expenses	(491,328)	(448,982)	9.4%	(1,384,406)	(1,336,511)	3.6%
EBIT	693,770	528,434	31.3%	2,059,748	1,594,005	29.2%
EBITDA	816,589	669,729	21.9%	2,418,569	2,019,122	19.8%
Financial Income (Expense)	(85,967)	(72,671)	18.3%	(235,950)	(229,466)	2.8%
Income Before Taxes	607,803	455,763	33.4%	1,823,798	1,364,539	33.7%
NET INCOME	387,659	289,674	33.8%	1,162,088	861,345	34.9%
EPS - R$	0.81	0.60	33.5%	2.42	1.79	34.6%

2.1) Operating Revenue

Gross operating revenue in 3Q10 reached R$ 4,174 million, representing an increase of 4.4% (R$ 174 million).

Deductions from the operating revenue were R$ 1,416 million, representing an increase of 8.5% (R$ 110 million), mainly due to the following upturns: (i) taxes on revenue (R$ 33 million) and (ii) CCC and CDE sector charges (R$ 59 million).

The increase in operating revenue was due to:

•      Distributors tariff adjustments:

✓  RGE (2010 IRT): +12.37%, 1.72% relative to the Tariff Readjustment and 10.65% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 3.96% on the billings of captive consumers, effective from June 19, 2010 to June 18, 2011;

✓  CPFL Jaguari (2010 IRT): 5.16%, 5.81% relative to the Tariff Readjustment and -0.65% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 3.67% on the billings of captive consumers, effective as of February 3, 2010;

✓  CPFL Sul Paulista (2010 IRT): 5.66%, 4.30% relative to the Tariff Readjustment and 1.36% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 4.94% on the billings of captive consumers, effective as of February 3, 2010;

✓  CPFL Mococa (2010 IRT): 3.98%, 4.15% relative to the Tariff Readjustment and -0.17% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 3.24% on the billings of captive consumers, effective as of February 3, 2010.

•      An increase of 4.5% in energy sales to the captive market;

•      Increase of 47.7% (R$ 99 million) in TUSD revenue from free customers due to the recovery in industrial activity, to the effects of tariff readjustments and to the migration of captive customers to the free market;

•      The reversal, in 3Q09, of revenue related to adjustments to the 2009 Tariff Adjustment Index (IRT) of CPFL Piratininga, arising from the recalculation of its tariff revision by ANEEL, in the net amount of R$ 81 million, R$ 10.5 million of which related to 3Q09 (recurring item) and R$ 70.8 million to the remaining months of the tariff year (non-recurring item);

•      Increase of 7.0% (R$ 22 million) in energy supply revenue, mainly due to the increase in the short term energy sales (Energy Trading Board - CCEE) (R$ 32 million).

The increase in operating revenue was partially offset by the following factors:

•         Tariff adjustments of distributors that had their financial components reduced, when compared to the prior Tariff Readjustment Index. (The impact on revenue was negative, but there was no impact on EBITDA):

✓  CPFL Piratininga (2009 IRT): 5.98%, 2.81% relative to the Tariff Readjustment and 3.17% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of -2.12% on the billings of captive consumers, effective from October 23, 2009 to October 22, 2010;

✓  CPFL Santa Cruz (2010 IRT): 10.09%, 1.90% relative to the Tariff Readjustment and 8.19% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of -2.53% on the billings of captive consumers, effective as of February 3, 2010;

✓  CPFL Paulista (2010 IRT): 2.70%, 1.55% relative to the Tariff Readjustment and 1.15% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of -5.69% on the billings of captive consumers, effective as of April 8, 2010.

•         Negative tariff adjustment at CPFL Leste Paulista (2010 IRT): -13.21%, -6.32% relative to the Tariff Readjustment and -6.89% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of -8.47% on the billings of captive consumers, effective as of February 3, 2010;

•         Reduction of 4.1% in the commercialization and generation sales, excluding related parties, due principally to the reduction in sales through short term bilateral contracts, effective in 2009, in the commercialization segment;

•         An R$ 8 million non-recurring increase (R$ 7 million net of taxes), regarding to the effect in 3Q09, of the 2009 Tariff Adjustment Index of CPFL Piratininga, due to ANEEL adjustment to the licensees’ discounting methodology that was used in the 2008 Tariff Adjustment Index.

Net operating revenue in 3Q10 reached R$ 2,758 million, representing an increase of 2.4% (R$ 64 million).

Excluding the 3Q09 non-recurring effects related to the adjustment on the Tariff Adjustment Index of CPFL Piratininga (R$ 64 million), the net operating revenue would have amounted R$ 2,758 million in 3Q09, the same as in 3Q10.

In 9M10, gross operating revenue reached R$ 12,292 million, an increase of 6.8% (R$ 778 million). Net operating revenue reached R$ 8,183 million, an increase of 5.9% (R$ 455 million).

2.2) Cost of Electric Energy

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,573 million in 3Q10, representing a decrease of 8.4% (R$ 144 million):

•      The cost of electric power purchased for resale in 3Q10 was R$ 1,276 million, representing a decrease of 8.9% (R$ 125 million), due principally to the following effects:

         (i)        End of the amortization of 2001 Parcel A (R$ 54 million);

        (ii)      Non-recorring effect related to the reversal, in 3Q09, of the regulatory asset with respect to the purchase of energy in 2008 by CPFL Piratininga in the amount of R$ 50 million (R$ 45 million, net of PIS and COFINS tax credits). Due to the 2009 Tariff Readjustment process at the controlled company, ANEEL deemed the transactions with respect to the acquisition of energy through the Energy Trading Board (CCEE) as voluntary exposure, and for this reason not recognized as part of the value initially registered by the company. Although this matter was at a preliminary basis, the company opted to establish a provision for it in the 3Q09 results.

         This issue is still opened, according to the ANEEL’s Ruling No. 3,105, of October 19, 2010.

       (iii)    Reduction in the other Regulatory Assets and Liabilities (R$ 150 million).

The decrease in the cost of energy purchased for resale was partially offset by the increase of 8.6% (R$ 120 million) in the cost of energy purchased in the regulated and free contracting environments, mainly due to the following factors:

         (i)   Increase in the average tariff actually paid on the regulated market. However, considering the Regulatory Assets and Liabilities (item mentioned above) there was a reduction in the average tariff;

        (ii)   Increase in the cost of energy purchased in the free contracting environment (R$ 23 million), mainly due to the increase in the average tariff;

       (iii)   Increase in cost regarding the energy acquisition by Epasa, in 3Q10, to honour the commitments taken, while it hasn’t started the operations of Termonordeste and Termoparaíba Thermoelectric Plants (R$ 44 million);

      (iv)   Increase in cost regarding the energy acquisition by Chapecoense, in 3Q10, due to the beginning of the energy sales contract of Foz do Chapecó Hydroelectric Facility (R$ 8 million).

•      Charges for the use of the transmission and distribution system reached R$ 297 million in 3Q10, a 6.0% decrease (R$ 19 million), mainly due to the costs of activation of thermal generating plants occurred in 3Q08, which were written off in 3Q09 (R$ 52 million variance), and the end of the amortization of 2001 Parcel A (R$ 7 million), partially offset by the increase in charges for basic network considering CVA (R$ 36 million) and by the charges for reserve energy (R$ 7 million).

2.3) Operating Costs and Expenses

Operating costs and expenses were R$ 491 million in 3Q10, a 9.4% increase (R$ 42 million) due to the following factors:

•      The PMSO item reached R$ 366 million in 3Q10, an increase of 20.5% (R$ 62 million), mainly due to the following factors (that should be excluded for purposes of comparison with the 3Q09):

         (i)       The 11.3% (R$ 15 million) increase in personnel expenses, due, among other factors, to:

✓ The business expansion of CPFL Atende (R$ 2 million) and CPFL Total (R$ 1 million);

✓ The decrease in the 3Q09 personnel expenses, due to the accounting adjustments on CPFL Piratininga and CPFL Santa Cruz (R$ 3 million).

        (ii)       The 26.1% (R$ 4 million) upturn in material expenses, due principally to the increase in outlays with maintenance at CPFL Paulista, which were affected by the financial crisis in 3Q09 (R$ 2 million), and to the business expansion of CPFL Serviços (R$ 1 million);

       (iii)       The 22.0% (R$ 20 million) increase in out-sourced services expenses, due, among other factors, to the business expansion at CPFL Serviços (R$ 3 million) and to the increase in outlays with maintenance, which were affected by the financial crisis in 3Q09 (R$ 3 million), R$ 2.5 million of which at CPFL Paulista and R$ 0.70 million at RGE;

      (iv)       The 36.1% (R$ 23 million) upturn in other operating costs/expenses, mainly due to the following factors:

✓  The non-recurring effect in legal and judicial expenses and indemnities of CPFL Paulista, mainly due to the acknowledgement of the provision for a labor contingency related to the judicial agreement celebrated with the São Paulo Engineers Labor Union (R$ 20 million);

✓  Loss from the sales/deactavation of non-current assets at RGE (R$ 2 million) and CPFL Piratininga (R$ 1 million).

Excluding these effects, PMSO for 3Q10 would have totaled R$ 331 million and PMSO for 3Q09 would have been R$ 308 million, an increase of 7.8% (R$ 24 million).

     The principal factors explaining the variation in PMSO, following the exclusion of the effects   already mentioned were:

         (i)    Personnel expenses, which reported an increase of 6.7% (R$ 9 million) principally due to the Collective Bargaining Agreement for 2010 (R$ 7 million);

        (ii)    Expenses with material, which registered an increase of 5.4% (R$ 1 million) due principally to the increase at CPFL Geração (R$ 1 million);

       (iii)    Out-sourced services expenses, which registered an increase of 15.3% (R$ 14 million) due, among other factors, to the following effects:

✓  Increase at CPFL Paulista (R$ 8 million), due, among other factors, to the increase in telephony expenses (R$ 1 million), re-warning/disconnection/re-connection (R$ 1 million) and strengthening of technical staff (R$ 1 million);

✓  Increase at CPFL Piratininga (R$ 3 million), principally due to the increase in telephony expenses (R$ 1 million), and to the expenses with the 3rd cycle of Tariff Review and with the implementation of the Manual of Public Accounting in the Energy Sector (R$ 1 million);

✓  Increase at CPFL Santa Cruz (R$ 1 million) and at CPFL Atende (R$ 1 million).

The increase in out-sourced services expenses was partially offset by the decrease at CPFL Geração (R$ 1 million).

•      The Depreciation and Amortization items which represented a net increase of 1.9% (R$ 3 million).

The increase in the operating costs/expenses was partially offset by the following factor:

•      The Private Pension Fund, an item which represented an expense of R$ 1 million in 3Q09 and in 3Q10 a revenue of R$ 22 million, resulting in a positive variation of R$ 23 million. This variation is due to the expected estimated impact of CVM Deliberation 371/00, as shown in the Actuarial Report.

2.4) EBITDA

Based on the above factors 3Q10 EBITDA reached R$ 817 million, registering a 21.9% increase (R$ 147 million).

Excluding the non-recurring effects ((i) in 3Q09 related to the adjustments to the 2009 Tariff Adjustment Index of CPFL Piratininga (R$ 109 million); and (ii) in 3Q10 related to the increase in legal and judicial expenses and indemnities of CPFL Paulista due to the acknowledgement of the provision for labor contingency (R$ 20 million)), 3Q10 EBITDA would have totaled R$ 836 million, 7.5%(R$ 58 million) up on the R$ 778 million recorded in 3Q09.

In 9M10, EBITDA reached R$ 2,419 million, registering a 19.8% increase (R$ 399 million).

2.5) Financial Result

The 3Q10 net financial expense was R$ 86 million, an 18.3% increase (R$ 13 million) compared with the net financial expense of R$ 73 million reported in 3Q09.

The items explaining these changes are as follows:

•      Financial Expenses: an increase of 35.2% (R$ 55 million) from R$ 155 million in 3Q09 to R$ 210 million in 3Q10, due to the following factors:

✓  Increase in debt charges and in monetary restatements and currency variations (R$ 45 million), mainly due to the increase in debt and to the increase in the average indexes used to update CPFL Energia’s debt (CDI and IGP);

✓  Increase in the CVA remuneration (R$ 5 million) and in the other financial expenses (R$ 5 million).

•      Financial Revenues: an increase of 50.1% (R$ 41 million) from R$ 83 million in 3Q09 to R$ 124 million in 3Q10, as a result of the following factors:

✓  Increase in the revenue from financial investments (R$ 25 million), due to the increase in cash equivalents and the increase in CDI interbank rate;

✓  Increase in monetary restatements and currency variations (R$ 11 million), mainly due to  the updating of regulatory liabilities (R$ 11 million), partially offset by the non-recurring effect, in 3Q09, related to the adjustment on the Tariff Adjustment Index of CPFL Piratininga (R$ 3 million);

✓  Increase in other financial revenues (R$ 9 million);

✓  Update of tax credits (R$ 3 million).

     The increase in financial revenues was partially offset by the reduction in the CVA remuneration (R$ 10 million), due to lower balances of assets.

2.6) Net Income

Net income in 3Q10 was R$ 388 million, an increase of 33.8% (R$ 98 million) while earnings per share were R$ 0.81.

Excluding the non-recurring effects ((i) in 3Q09 related to the adjustments to the 2009 Tariff Adjustment Index of CPFL Piratininga (R$ 74 million, net of income tax and social contribution); and (ii) in 3Q10 related to the increase in legal and judicial expenses and indemnities of CPFL Paulista due to the acknowledgement of the provision for labor contingency (R$ 13 million, net of income tax and social contribution)), net income in 3Q10 would have totaled R$ 401 million, compared to the 3Q09 net income of R$ 363 million, an increase of 10.3% (R$ 37 million).

In 9M10, net income was R$ 1,162 million, representing an increase of 34.9% (R$ 301 million).

3) DEBT

3.1) Financial Debt (Including Hedge)

CPFL Energia’s financial debt (including hedge) increased by 17.8% to R$ 8,468 million in 3Q10. The main contributing factors to the variation in the balance of financial debt were:

•         CPFL Geração and Generation Projects: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 625 million, with the following highlights:

+      Debentures issuances by CPFL Geração (3rd Issue of R$ 264 million), EPASA (1st Issue of R$ 230 milhões) and BAESA (R$ 9 million), for debt rollover and investments funding;

+      Funding of working capital by CPFL Geração (R$ 717 million);

+      Funding of BNDES financing for Foz do Chapecó (R$ 127 million), CPFL Geração (R$ 100 million) and CPFL Bioenergia (R$ 74 million);

+      Funding of BNB financing for EPASA (R$ 91 milhões);

-      Amortizations carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Geração (R$ 618 million);

-      Amortizations of working capital by CPFL Geração (R$ 99 million) and CERAN (R$ 17 million);

-      Amortizations of the principal of EPASA (R$ 84 million) and BAESA’s debentures (R$ 6 million);

-      Amortization of Furnas’ loan for CPFL Geração (R$ 62 million);

-      Amortizations of BNDES financing for CPFL Geração, BAESA, CERAN and ENERCAN, totaling R$ 97 million.

•         CPFL Energia, Group’s Distributors and CPFL Brasil: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 445 million, with the following highlights:

+      Debentures issuance by CPFL Piratininga (3rd Issue of R$ 260 million), for debt rollover and investments funding;

+      Funding of rural credit by RGE (R$ 233 million), CPFL Paulista (R$ 197 million), CPFL Piratininga (R$ 18 million), CPFL Santa Cruz (R$ 16 million), CPFL Leste Paulista (R$ 16 million), CPFL Sul Paulista (R$ 10 million), CPFL Mococa (R$ 8 million) and CPFL Jaguari (R$ 2 million);

+      Funding of working capital by CPFL Paulista (R$ 103 million) and CPFL Piratininga (R$ 50 million);

+      Funding, net of amortizations, of BNDES financing for Group’s Distributors and CPFL Brasil, totaling R$ 58 million;

-      Amortizations of the principal of CPFL Piratininga (1st Issue of R$ 200 million and 2nd Issue of R$ 100 million) and CPFL Paulista’s debentures (4th Issue of R$ 65 million);

-      Amortization carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Paulista (R$ 103 million);

-      Amortization of working capital by CPFL Piratininga (R$ 50 million).

•         Interest provision in the period, net of interest paid, in the amount of R$ 183 million.

Financial Debt - 3Q10 (R$ Thousands)
	Charges		Principal		Total
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	57	-	5,680	9,437	5,737	9,437	15,174
BNDES - Investment	7,773	3,257	309,017	2,526,891	316,790	2,530,148	2,846,938
BNDES - Income Assets	44	-	1,760	4,644	1,804	4,644	6,448
BNDES - Working Capital	681	-	42,228	114,442	42,909	114,442	157,351
Financial Institutions	44,485	7,555	144,079	1,197,027	188,564	1,204,582	1,393,146
Others	787	-	26,221	51,305	27,008	51,305	78,313
Subtotal	53,827	10,812	528,985	3,903,746	582,812	3,914,558	4,497,370

Foreign Currency
IDB	247	-	3,789	47,120	4,036	47,120	51,156
Financial Institutions	1,017	7,126	3,814	456,833	4,831	463,959	468,790
Subtotal	1,264	7,126	7,603	503,953	8,867	511,079	519,946

Debentures
CPFL Energia	3,401	-	-	450,000	3,401	450,000	453,401
CPFL Paulista	25,742	-	109,428	640,000	135,170	640,000	775,170
CPFL Piratininga	18,865	-	200,000	258,801	218,865	258,801	477,666
RGE	19,836	-	211,922	380,000	231,758	380,000	611,758
CPFL Leste Paulista	692	-	23,947	-	24,639	-	24,639
CPFL Sul Paulista	457	-	15,968	-	16,425	-	16,425
CPFL Jaguari	288	-	9,974	-	10,262	-	10,262
CPFL Brasil	4,716	-	164,610	-	169,326	-	169,326
CPFL Geração	25,743	-	423,954	263,070	449,697	263,070	712,767
EPASA	13,955	-	145,601	-	159,556	-	159,556
BAESA	944	-	5,734	28,671	6,678	28,671	35,349
Subtotal	114,639	-	1,311,138	2,020,542	1,425,777	2,020,542	3,446,319

Financial Debt	169,730	17,938	1,847,726	6,428,241	2,017,456	6,446,179	8,463,635

Hedge	-	-	-	-	3,011	1,274	4,285

Financial Debt Including Hedge	-	-	-	-	2,020,467	6,447,453	8,467,920
Percentage on total (%)	-	-	-	-	23.9%	76.1%	100%

With regard to financial debt, it is worth noting that R$ 6,447 million (76.1% of the total) are considered long term, and R$ 2,020 million (23.9% of the total) are considered short term.

3.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Total debt, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 8,818 million in 3Q10, growth of 14.7%. The average cost of debt fell from 10.4% p.a. in 3Q09 to 10.0% p.a. in 3Q10, due to the downturn in the CDI interbank rate (from 11.2% to 9.2%), and in the TJLP long term rate (from 6.2% to 6.0%) (accrued rates in the last 12 months).

Debt Profile – 3Q10

As a result of the funding operations and amortizations, there was an increase in the CDI-pegged portion (from 59.3%, in 3Q09, to 62.4%, in 3Q10), and a decrease in the portion tied to the IGP-M/IGP-DI (from 7.3%, in 3Q09, to 4.7%, in 3Q10).

The foreign-currency and TJLP debt would have come to 6.8% and 33.1% of the total, respectively, if banking hedge operations had been excluded. However, as we consider contracted swap operations, which convert the indexation of debt in foreign-currency and TJLP to the CDI, the effective foreign-currency and TJLP debt is 1.0% (all of this possesses a natural hedge – revenue with foreign exchange component) and 31.9%, respectively.

3.3) Adjusted Net Debt(1)

R$ Thousands	3Q10	3Q09	Var.
Total Debt	(8,817,554)	(7,689,053)	14.7%
(+) Available Funds	1,134,931	679,728	67.0%
(+) Judicial Deposit (2)	474,456	442,970	7.1%
(=) Adjusted Net Debt	(7,208,167)	(6,566,355)	9.8%

Note: (1) Not considering the exclusion of the regulatory assets/(liabilities);

         (2) Related to the income tax of CPFL Paulista.

In 3Q10, adjusted net debt after the exclusion of the cash equivalents, totaled R$ 7,208 million, an upturn of 9.8% (R$ 642 million).

The Company closed 3Q10 with a Net Debt / EBITDA ratio of 2.28x. Excluding the balance of the debt of Foz do Chapecó Energia (Foz do Chapecó Hydroelectric Facility), CPFL Bioenergia (Baldin Thermoelectric Facility) and EPASA (Termonordeste and Termoparaíba Thermoelectric Facilities), which have not started generating net income to the group, the Net Debt / EBITDA would have been 1.87x.

4) INVESTMENTS

In 3Q10, R$ 520 million were invested in business maintenance and expansion, of which R$ 347 million in distribution, R$ 161 million in generation and R$ 12 million in commercialization and value added services (SVA). As result, CPFL Energia’s investments totaled R$ 1.274 million in 9M10.

Listed below are some of the main investments made by CPFL Energia in each segment:

         (i)   Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

        (ii)   Generation: chiefly focused on the Foz do Chapecó Hydroelectric Facility and Baldin Thermoelectric Facility, enterprises that have already entered into commercial operation, and Bio Formosa, Bio Buriti, Bio Ipê and Bio Pedra Thermoelectric Facilities, EPASA (Termonordeste and Termoparaíba Thermoelectric Facilities) and Santa Clara Wind Farm, ongoing construction projects.

5) CASH FLOW

Consolidated Cash Flow (R$ Thousands)

	3Q10	Last 12M
Beginning Balance	1,375,099	679,728

Net Income Including Social Contribution and Income Tax	605,774	2,331,051

Depreciation and Amortization	146,645	575,556
Interest on Debts and Monetary and Foreign Exchange Restatements	169,477	570,927
Consumers, Concessionaries and Licensees	(69,667)	(76,505)
Suppliers	87,258	179,097
Income Tax and Social Contribution Paid	(188,798)	(639,152)
Interest on Debts Paid	(145,126)	(477,950)
Others	(74,154)	70,888
	(74,365)	202,861

Total Operating Activities	531,409	2,533,912

Investment Activities
Acquisition of Property, Plant and Equipment, and Intangibles	(520,247)	(1,722,603)
Others	(6,496)	40,555
Total Investment Activities	(526,743)	(1,682,048)

Financing Activities
Loans and Debentures	786,499	2,088,684
Principal Amortization of Loans and Debentures	(255,149)	(1,056,125)
Dividends Paid	(776,185)	(1,429,220)
Total Financing Activities	(244,835)	(396,661)

Cash Flow Generation	(240,168)	455,203

Ending Balance - 09/30/2010	1,134,931	1,134,931

The cash flow balance closed 3Q10 at R$ 1,135 million, 17.5% (R$ 240 million) down on the opening figure. We highlight the following factors that contributed to this variation in the cash balance:

•      Cash increase:

         (i)   Cash from operating activities in the amount of R$ 531 million;

        (ii)   Funds of loans and debentures, which exceeded amortizations by R$ 531 million.

•      Cash decrease:

         (i)   Investments (sum of “Acquisition of Property, Plant and Equipment” and “Intangibles” accounts), in the amount of R$ 520 million (detailed in item 4, “Investments”);

        (ii)   Dividend payments related to 1H10, in the amount of R$ 776 million.

6) DIVIDENDS

On September 30, 2010, intermediary dividends related to 1H10 were paid to holders of common shares traded on the São Paulo Stock Exchange (BM&FBovespa S.A. Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA). The total declared amount was R$ 774 million, equivalent to R$ 1.609579599 per share and corresponding to 100% of net income for the period.

On October 12, 2010, intermediary dividends related to 1H10 were paid to holders of ADRs, traded on the New York Stock Exchange (NYSE). The paid amount was equivalent to US$ 2.8204 per ADR.

CPFL Energia's Dividend Yield
	1H08	2H08	1H09	2H09	1H10
Dividend Yield - last 12 months (1)	7.6%	7.3%	7.6%	7.9%	8.6%

Note: (1) Based on the average of the closing quotations in the period.

The 1H10 dividend yield, calculated on the average of the closing quotations in the period (R$ 36.41 per share) is 8.6% (last 12 months).

Dividend Distribution – R$ Million

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE).

7) STOCK MARKET

7.1) Share Performance

CPFL Energia, which has a current free float of 30.7%, is listed on both the BM&FBOVESPA and the NYSE.

The shares closed the period priced at R$ 38.70 per share and US$ 70.39 per ADR, respectively (closing price in 09/30/2010 - adjusted per dividends).

Shares Performance – 9M10

In 9M10, the shares appreciated 18.0% on the BM&FBOVESPA and 22.5% on the NYSE, outperforming major market indexes.

Shares Performance – Last 12M

In the last 12 months, the shares appreciated 30.5% on the BM&FBOVESPA and 40.2% on the NYSE, also outperforming major market indexes.

7.2) Average Daily Volume

The daily trading volume in 9M10 averaged R$ 34.2 million, of which R$ 18.2 million on the BM&FBOVESPA and R$ 16.0 million on the NYSE, 25.4% up on 2009. The number of trades on the BM&FBOVESPA increased by 5.7%, rising from a daily average of 1,366, in 2009, to 1,443, in 9M10.

Note: Considers the sum of the average daily volume on the BM&FBOVESPA and the NYSE.

7.3) Ratings

On September 8, 2010, Fitch Ratings raised the long-term national rating of CPFL Energia and its subsidiary CPFL Paulista, from “AA(bra)” to “AA+(bra)”. The agency also changed the outlook, from “positive” to “stable”.

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale
Agency		2010	2009	2008	2007	2006	2005
Standard & Poor's	Rating	brAA+	brAA+	brAA+	brAA-	brA+	brA
	Outlook	Stable	Stable	Stable	Stable	Positive	Positive
Fitch Ratings	Rating	AA+ (bra)	AA (bra)	AA (bra)	AA (bra)	A+ (bra)	A- (bra)
	Outlook	Stable	Positive	Positive	Stable	Stable	Stable

Note: Close-of-period positions.

8) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four principles – transparency, equity, accountability and corporate responsibility – and is adopted by all the companies in the CPFL group.

CPFL Energia is listed on the Novo Mercado of the BM&FBOVESPA and its Level III ADRs are traded on the NYSE, being submitted to arbitration at the BM&FBOVESPA’s Market Arbitration Chamber. The company's capital stock is composed of common shares only, and ensures tag-along rights equivalent to 100% of the amount paid to the controlling shareholders in the case of disposal of control.

The Company’s Board of Directors has as its objetive to define the overall business guidelines and elect the Board of Executive Officers, among other responsibilities determined by the law and the Bylaws. Its working rules are defined in the Internal Rules. The Board is composed of one independent member and six members designated by the controlling shareholders, with a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary, electing, among its members, the Chairman and the Vice-Chairman. No member may serve on the Company’s Board of Executive Officers.

The Board of Directors constituted three committees and defined its competence in a sole Internal Rules: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategies, budgets, energy purchases, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee, in accordance with the rules of the Securities and Exchange Commission (SEC). The Fiscal Council’s working rules are defined in the Internal Rules and in the Fiscal Council Guide.

The Board of Executive Officers comprises seven officers, with a two-year term of office, being admitted the reelection. It represents the Company and manages its business in accordance with the policy defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory officers.

3Q10 Highlights

•         CPFL Energia was elected by Capital Aberto Magazine, as the 3rd Best Company for Shareholders in 2010, in the category “market value higher than R$ 15 billion”; considering the criteria: liquidity, value creation, return to the shareholder, corporate governance and sustainability. There were analysed 92 companies, divided into three categories, depending on their market value: “up to R$ 5 billion”, between R$ 5 and R$ 15 billion” and “higher than R$ 15 billion”;

•         CPFL Energia was elected by Consumidor Moderno Magazine, as the Best Company in Intangible Assets in the Brazilian Utilities Sector. In its forth edition, the “Intangible Brazil Award” considers the relevant information of the 1,000 largest companies in Brazil and measures and awards companies that have the best management of intangible assets and that continuously invest in generating value for shareholders, customers, employees, supplies, communities and other stakeholders.

9) SHAREHOLDERS STRUCTURE

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Notes:     (1) Includes the 0.1% stake of the company Camargo Corrêa S.A.;

             (2) Controlling shareholders;

             (3) Comprises 8 companies: Santa Clara I, II, III, IV, V and VI, Eurus VI and Campos dos Ventos II.

10) PERFORMANCE OF THE BUSINESS SEGMENTS

10.1) Distribution Segment

10.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Thousands)
	3Q10	3Q09	Var.	9M10	9M09	Var.
Gross Operating Revenues	3,729,989	3,567,319	4.6%	11,121,968	10,245,364	8.6%
Net Operating Revenues	2,352,459	2,299,019	2.3%	7,120,624	6,609,759	7.7%
Cost of Electric Power	(1,482,691)	(1,660,206)	-10.7%	(4,604,217)	(4,613,540)	-0.2%
Operating Costs & Expenses	(373,156)	(335,830)	11.1%	(1,037,200)	(996,727)	4.1%
EBIT	496,612	302,983	63.9%	1,479,207	999,492	48.0%
EBITDA	560,554	385,234	45.5%	1,661,429	1,245,881	33.4%
Financial Income (Expense)	(38,432)	(30,698)	25.2%	(142,800)	(159,421)	-10.4%
Income Before Taxes	458,180	272,285	68.3%	1,336,407	840,071	59.1%
NET INCOME	304,581	180,004	69.2%	948,162	617,255	53.6%

Note: The distributors’ financial performance tables are attached to this report in item 11.7.

Operating Revenue

Gross operating revenue in 3Q10 reached R$ 3,730 million, representing an increase of 4.6% (R$ 163 million).

Deductions from the operating revenue were R$ 1,378 million, representing an increase of 8.6% (R$ 109 million), mainly due to the following upturns: (i) taxes on revenue (R$ 32 million) and (ii) CCC and CDE sector charges (R$ 59 million).

The increase in operating revenue was due to:

•      Distributors tariff adjustments:

✓  RGE (2010 IRT): +12.37%, 1.72% relative to the Tariff Readjustment and 10.65% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 3.96% on the billings of captive consumers, effective from June 19, 2010 to June 18, 2011;

✓  CPFL Jaguari (2010 IRT): 5.16%, 5.81% relative to the Tariff Readjustment and -0.65% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 3.67% on the billings of captive consumers, effective as of February 3, 2010;

✓  CPFL Sul Paulista (2010 IRT): 5.66%, 4.30% relative to the Tariff Readjustment and 1.36% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 4.94% on the billings of captive consumers, effective as of February 3, 2010;

✓  CPFL Mococa (2010 IRT): 3.98%, 4.15% relative to the Tariff Readjustment and -0.17% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 3.24% on the billings of captive consumers, effective as of February 3, 2010.

•      An increase of 4.5% in energy sales to the captive market;

•      Increase of 46.4% (R$ 96 million) in TUSD revenue from free customers due to the recovery in industrial activity, to the effects of tariff readjustments and to the migration of captive customers to the free market;

•      The reversal, in 3Q09, of revenue related to adjustments to the 2009 Tariff Adjustment Index (IRT) of CPFL Piratininga, arising from the recalculation of its tariff revision by ANEEL, in the net amount of R$ 81 million, R$ 10.5 million of which related to 3Q09 (recurring item) and R$ 70.8 million to the remaining months of the tariff year (non-recurring item);

•      Increase R$ 29 million in energy supply revenue, mainly due to the increase in the short term energy sales (Energy Trading Board - CCEE) (R$ 19 million).

The increase in operating revenue was partially offset by the following factors:

•         Tariff adjustments of distributors that had their financial components reduced, when compared to the prior Tariff Readjustment Index. (The impact on revenue was negative, but there was no impact on EBITDA):

✓  CPFL Piratininga (2009 IRT): 5.98%, 2.81% relative to the Tariff Readjustment and 3.17% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of -2.12% on the billings of captive consumers, effective from October 23, 2009 to October 22, 2010;

✓  CPFL Santa Cruz (2010 IRT): 10.09%, 1.90% relative to the Tariff Readjustment and 8.19% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of -2.53% on the billings of captive consumers, effective as of February 3, 2010;

✓  CPFL Paulista (2010 IRT): 2.70%, 1.55% relative to the Tariff Readjustment and 1.15% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of -5.69% on the billings of captive consumers, effective as of April 8, 2010.

•         Negative tariff adjustment at CPFL Leste Paulista (2010 IRT): -13.21%, -6.32% relative to the Tariff Readjustment and -6.89% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of -8.47% on the billings of captive consumers, effective as of February 3, 2010;

•         An R$ 8 million non-recurring increase (R$ 7 million net of taxes), regarding to the effect in 3Q09, of the 2009 Tariff Adjustment Index of CPFL Piratininga, due to ANEEL adjustment to the licensees’ discounting methodology that was used in the 2008 Tariff Adjustment Index.

Net operating revenue in 3Q10 reached R$ 2,352 million, representing an increase of 2.3% (R$ 53 million).

Excluding the 3Q09 non-recurring effects related to the adjustment on the Tariff Adjustment Index of CPFL Piratininga (R$ 64 million), the net operating revenue would have amounted R$ 2,352 million in 3Q10, compared to the net operating revenue of R$ 2,363 million in 3Q09, a reduction of 0.4% (R$ 10 million).

In 9M10, gross operating revenue reached R$ 11,122 million, an increase of 8.6% (R$ 877 million). Net operating revenue reached R$ 7,121 million, an increase of 7.7% (R$ 511 million).

Cost of Electric Power

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,483 million in 3Q10, representing a decrease of 10.7% (R$ 178 million):

•      The cost of electric power purchased for resale in 3Q10 was R$ 1,196 million, representing a decrease of 11.5% (R$ 155 million), due principally to the following effects:

            (i)                  End of the amortization of 2001 Parcel A (R$ 54 million);

           (ii)                Non-recorring effect related to the reversal, in 3Q09, of the regulatory asset with respect to the purchase of energy in 2008 by CPFL Piratininga in the amount of R$ 50 million (R$ 45 million, net of PIS and COFINS tax credits). Due to the 2009 Tariff Readjustment process at the controlled company, ANEEL deemed the transactions with respect to the acquisition of energy through the Energy Trading Board (CCEE) as voluntary exposure, and for this reason not recognized as part of the value initially registered by the company. Although this matter was at a preliminary basis, the company opted to establish a provision for it in the 3Q09 results.

             This issue is still opened, according to ANEEL’s Ruling No. 3,105, of October 19, 2010.

          (iii)        Reduction in the other Regulatory Assets and Liabilities (R$ 150 million).

The decrease in the cost of energy purchased for resale was partially offset by the following factors:

            (i)        Increase of 6.7% (R$ 90 million) in the cost of energy purchased in the regulated contracting environment, due to the increase in the average tariff actually paid. However, considering the Regulatory Assets and Liabilities (item mentioned above) there was a reduction in the average tariff;

           (ii)        Reduction in the PIS and COFINS tax credits generated from the energy purchase (R$ 8 million).

•      Charges for the use of the transmission and distribution system reached R$ 286 million in 3Q10, a 7.2% decrease (R$ 22 million), mainly due to the costs of activation of thermal generating plants occurred in 3Q08, which were written off in 3Q09 (R$ 52 million variance), and the end of the amortization of 2001 Parcel A (R$ 7 million), partially offset by the increase in charges for basic network, considering CVA (R$ 36 million) and by the charges for reserve energy (R$ 7 million).

Operating Costs and Expenses

Operating costs and expenses were R$ 373 million in 3Q10, an 11.1% increase (R$ 37 million) due to the following factors:

•      The PMSO item reached R$ 309 million in 3Q10, an increase of 22.5% (R$ 57 million), mainly due to the following factors (that should be excluded for purposes of comparison with the 3Q09):

         (i)       The 10.8% (R$ 12 million) increase in personnel expenses, due, among other factors, to the decrease in the 3Q09 personnel expenses, caused by the accounting adjustments on CPFL Piratininga and CPFL Santa Cruz (R$ 3 million).

        (ii)       The 20.4% (R$ 3 million) upturn in material expenses, due principally to the increase in outlays with maintenance at CPFL Paulista, which were affected by the financial crisis in 3Q09 (R$ 2 million);

       (iii)       The 22.2% (R$ 17 million) increase in out-sourced services expenses, due, among other factors, to the increase in outlays with maintenance, affected by the financial crisis in 3Q09 (R$ 3 million), R$ 2.5 million of which at CPFL Paulista and R$ 0.70 million at RGE;

      (iv)       The 52.3% (R$ 24 million) upturn in other operating costs/expenses, mainly due to the following factors:

✓  The non-recurring effect in legal and judicial expenses and indemnities of CPFL Paulista, mainly due to the acknowledgement of the provision for a labor contingency related to the judicial agreement celebrated with the São Paulo Engineers Labor Union (R$ 20 million);

✓  Loss from the sales/deactavation of non-current assets at RGE (R$ 2 million) and CPFL Piratininga (R$ 1 million).

Excluding these effects, PMSO for 3Q10 would have totaled R$ 281 million and PMSO for 3Q09 would have been R$ 256 million, an increase of 9.7% (R$ 25 million).

     The principal factors explaining the variation in PMSO, following the exclusion of the effects   already mentioned were:

         (i)    Personnel expenses, which reported an increase of 7.6% (R$ 9 million) principally due to the Collective Bargaining Agreement for 2010 (R$ 6 million);

        (ii)    Expenses with material, which registered an increase of 3.9% (R$ 0.5 million);

       (iii)    Out-sourced services expenses, which registered an increase of 18.0% (R$ 14 million) due, among other factors, to the following effects:

✓  Increase at CPFL Paulista (R$ 8 million), due, among other factors, to the increase in telephony expenses (R$ 1 million), re-warning/disconnection/re-connection (R$ 1 million) and strengthening of technical staff (R$ 1 million);

✓  Increase at CPFL Piratininga (R$ 3 million), principally due to the increase in telephony expenses (R$ 1 million), and to the expenses with the 3rd cycle of Tariff Review and with the implementation of the Manual of Public Accounting in the Energy Sector (R$ 1 million);

✓  Increase at CPFL Santa Cruz (R$ 1 million).

      (iv)    Other operating costs/expenses, which registered an increase of 3.1% (R$ 1 million).

•      The Depreciation and Amortization items which represented a net increase of 3.6% (R$ 3 million).

The increase in the operating costs/expenses was partially offset by the following factor:

•      The Private Pension Fund, an item which represented an expense of R$ 1 million in 3Q09 and in 3Q10 a revenue of R$ 21 million, resulting in a positive variation of R$ 22 million. This variation is due to the expected estimated impact of CVM Deliberation 371/00, as shown in the Actuarial Report.

EBITDA

Based on the above factors 3Q10 EBITDA reached R$ 561 million, registering a 45.5% increase (R$ 175 million).

Excluding the non-recurring effects ((i) in 3Q09 related to the adjustments to the 2009 Tariff Adjustment Index of CPFL Piratininga (R$ 109 million); and (ii) in 3Q10 related to the increase in legal and judicial expenses and indemnities of CPFL Paulista due to the acknowledgement of the provision for labor contingency (R$ 20 million)), 3Q10 EBITDA would have totaled R$ 580 million, 17.5% (R$ 87 million) up on the R$ 494 million recorded in 3Q09.

In 9M10, EBITDA reached R$ 1,661 million, registering a 33.4% increase (R$ 416 million).

Financial Result

The 3Q10 net financial expense was R$ 38 million, a 25.2% increase (R$ 8 million) compared with the net financial expense of R$ 31 million reported in 3Q09.

The items explaining these changes are as follows:

•      Financial Expenses: an increase of 34.7% (R$ 32 million) from R$ 91 million in 3Q09 to R$ 122 million in 3Q10, due to the following factors:

✓  Increase in debt charges and in monetary restatements and currency variations (R$ 22 million), mainly due to the increase in debt and to the increase in the average indexes used to update CPFL Energia’s debt (CDI and IGP);

✓  Increase in the CVA remuneration (R$ 5 million) and in the other financial expenses (R$ 4 million).

•      Financial Revenues: an increase of 39.6% (R$ 24 million) from R$ 60 million in 3Q09 to R$ 84 million in 3Q10, as a result of the following factors:

✓  Increase in the revenue from financial investments (R$ 16 million), due to the increase in cash equivalents and the increase of CDI interbank rate;

✓  Increase in monetary restatements and currency variations (R$ 12 million), mainly due to  the updating of regulatory liabilities (R$ 11 million), partially offset by the non-recurring effect, in 3Q09, related to the adjustment on the Tariff Adjustment Index of CPFL Piratininga (R$ 3 million);

✓  Update of tax credits (R$ 2 million) and judicial deposits (R$ 2 million);

✓  Increase in other financial revenues (R$ 2 million);

✓  Increments and moratoriums fines (R$ 1 million).

     The increase in financial revenues was partially offset by the reduction in the CVA remuneration (R$ 10 million), due to lower balances of assets.

Net Income

Net income in 3Q10 was R$ 305 million, an increase of 69.2% (R$ 125 million).

Excluding the non-recurring effects ((i) in 3Q09 related to the adjustments to the 2009 Tariff Adjustment Index of CPFL Piratininga (R$ 74 million, net of income tax and social contribution); and (ii) in 3Q10 related to the increase in legal and judicial expenses and indemnities of CPFL Paulista due to the acknowledgement of the provision for labor contingency (R$ 13 million, net of income tax and social contribution)), net income in 3Q10 would have totaled R$ 318 million, compared to the 3Q09 net income of R$ 254 million, an increase of 25.3% (R$ 64 million).

In 9M10, net income was R$ 948 million, representing an increase of 53.6% (R$ 331 million).

10.1.2) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

10.1.2.1) CPFL Piratininga

Aneel Ratifying Resolution 1,075 of October 19 2010 readjusted electric energy tariffs of CPFL Piratininga by 10.11%, made up of 8.59% with respect to the Tariff Readjustment and 1.52% with respect to external financial components to the Annual Tariff Readjustment, corresponding to an average effect of +5.66% on consumer billings. The new tariffs come into effect on October 23 2010.

Accumulated IGP-M in the tariff period was 7.77% and the foreign exchange rate used by Aneel was R$/US$ 1.6882.

10.1.2.2) CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 3 2010, Aneel published in the Federal Official Gazette, the Annual Tariff Readjustment Indices for 2010 for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, effective from the same date, as shown in the table at the end of item “10.1.3.4”.

10.1.2.3) CPFL Paulista

Aneel Ratifying Resolution 961 of April 6 2010 readjusted the electricity energy tariffs at CPFL Paulista by 2.70%, 1.55% relative to the Tariff Readjustment and 1.15% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an annual impact of -5.69% on the billings of captive consumers. The new tariffs come into effect on April 8 2010 and will remain in force until April 7 2011.

10.1.3.4) RGE

Aneel Ratifying Resolution 1,009 of June 15 2010 readjusted the electricity energy tariffs at RGE by 12.37%, 1.72% relative to the Tariff Readjustment and 10.65% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 3.96% on the billings of captive consumers. The new tariffs come into effect on June 19 2010 and will remain in force until June 18 2011.

Aneel Ratifying Resolution 957 of March 30 2010 amended RGE’s contractual readjustment and tariff review date, extending to June 18 2010 the electric energy tariffs for the concessionaire as set forth in Ratifying Resolution 810 of April 14 2009. (On April 14 2009, in accordance with Ratifying Resolution 810, Aneel readjusted RGE’s electric energy tariffs by 18.95%, 10.44% relative to the Tariff Readjustment and by 8.50% with respect to the financial components external to the Annual Tariff Readjustment).

The adjustments are presented per distributor in the following table:

Annual Tariff Adjustment	CPFL Santa	CPFL Leste	CPFL	CPFL Sul	CPFL	CPFL	RGE	CPFL
Index (IRT)	Cruz	Paulista	Jaguari	Paulista	Mococa	Paulista		Piratininga
Term >>>>>>	02/03/2010	02/03/2010	02/03/2010	02/03/2010	02/03/2010	04/08/2010	06/19/2010	10/23/2010
Economic IRT	1.90%	-6.32%	5.81%	4.30%	4.15%	1.55%	1.72%	8.59%
Financial Components	8.19%	-6.89%	-0.65%	1.36%	-0.17%	1.15%	10.65%	1.52%
Total IRT	10.09%	-13.21%	5.16%	5.66%	3.98%	2.70%	12.37%	10.11%

10.2) Commercialization and Services Segment

Consolidated Income Statement - Commercialization and Services (R$ Thousands)
	3Q10	3Q09	Var.	9M10	9M09	Var.
Gross Operating Revenues	568,297	550,300	3.3%	1,449,384	1,504,211	-3.6%
Net Operating Revenues	507,913	495,924	2.4%	1,294,657	1,314,310	-1.5%
EBITDA	81,424	90,482	-10.0%	243,655	226,083	7.8%
NET INCOME	54,793	61,173	-10.4%	162,784	156,005	4.3%

Operating Revenue

In 3Q10, gross operating revenue reached R$ 568 million, representing an increase of 3.3% (R$ 18 million), while net operating revenue moved up by 2.4% (R$ 12 million) to R$ 508 million.

In 9M10, gross operating revenue reached R$ 1.449 million, representing a decrease of 3.6% (R$ 55 million), while net operating revenue moved down by 1.5% (R$ 20 million) to R$ 1.295 million.

EBITDA

In 3Q10, EBITDA totaled R$ 81 million, a decrease of 10.0% (R$ 9 million).

In 9M10, EBITDA totaled R$ 244 million, an increase of 7.8% (R$ 18 million).

Net Income

In 3Q10, net income amounted to R$ 55 million, down by 10.4% (R$ 6 million).

In 9M10, net income amounted to R$ 163 million, up by 4.3% (R$ 7 million).

10.3) Generation Segment

10.3.1) Economic-Financial Performance

Consolidated Income Statement - Generation (R$ Thousands)
	3Q10	3Q09	Var.	9M10	9M09	Var.
Gross Operating Revenues	294,184	256,604	14.6%	795,028	729,291	9.0%
Net Operating Revenues	273,430	239,646	14.1%	739,962	681,198	8.6%
Cost of Electric Power	(64,451)	(11,101)	480.6%	(117,269)	(36,705)	219.5%
Operating Costs & Expenses	(50,443)	(51,131)	-1.3%	(157,411)	(147,344)	6.8%
EBIT	158,536	177,414	-10.6%	465,282	497,149	-6.4%
EBITDA	179,948	198,280	-9.2%	529,840	560,812	-5.5%
Financial Income (Expense)	(51,896)	(43,185)	20.2%	(191,027)	(158,481)	20.5%
Income Before Taxes	106,639	134,229	-20.6%	274,254	338,668	-19.0%
NET INCOME	64,837	87,933	-26.3%	202,336	256,593	-21.1%

Operating Revenue

In 3Q10, gross operating revenue grew by 14.6% (R$ 38 million) to R$ 294 million, while net operating revenue climbed by 14.1% (R$ 34 million) to R$ 273 million, chiefly due to the following factors:

•      Additional revenue from EPASA (R$ 33 million) as a result of a 277 GWh energy sale in 3T10;

•      Additional revenue from Chapecoense (R$ 7 million) as a result of a 64 GWh energy sale in 3T10, due to the start of the contract of Foz do Chapecó Hydroelectric Facility;

•      Additional revenue from CPFL Bioenergia.

In 9M10, gross operating revenue was R$ 795 million, representing growth of 9.0% (R$ 66 million). Net operating revenue was R$ 740 million, equivalent to growth of 8.6% (R$ 59 million).

Cost of Electric Power

The cost of electric power in 3Q10 increased 480.6% (R$ 53 million) to R$ 64 million, chiefly due to the following factors:

•      R$ 44 million expenses increment with the acquisition of energy (277 GWh) by EPASA in 3Q10, to honor assumed commitments, while the start-up of Termonordeste and Termoparaíba Thermoelectric Facilities does not occur;

•      R$ 8 million expenses increment with the acquisition of energy (64 GWh) by Chapecoense in 3Q10, due to the start of the contract of Foz do Chapecó Hydroelectric Facility.

Operating Costs and Expenses

Operating costs and expenses moved down by 1.3% (R$ 1 million) to R$ 50 million in 3Q10, mainly due to the PMSO item, which reached R$ 27 million, a decrease of 2.2% (R$ 1 million), thanks to:

•      The Outsourced Services Expenses item, which reached R$ 6 million, a decrease of 18.4% (R$ 1 million), mainly due to the closure of the contract for maintenance and operation of Barra Grande (BAESA) and Campos Novos (ENERCAN) Hydroelectric Facilities, to be operated with its own employees;

•      The Other Operating Costs/Expenses item, which reached R$ 12 million, a decrease of 7.1% (R$ 1 million), mainly due to costs reduction with royalties carried out by CERAN, ENERCAN and BAESA in relation to the decrease of energy generated in the period (R$ 1 million);

Partially offsetting:

•      The Personnel Expenses item, which reached R$ 8 million, an increase of 15.5% (R$ 1 million), mainly due to the 2010 collective bargaining agreement.

EBITDA

Based on the factors described, 3Q10 EBITDA totaled R$ 180 million, down by 9.2% (R$ 18 million).

In 9M10, EBITDA was R$ 530 million, a decrease of 5.5% (R$ 31 million).

Financial Result

In 3Q10, net financial expense was R$ 52 million, up by 20.2% (R$ 9 million). The items explaining these changes are as follows:

•      Financial Revenues: an increase of 165.7% (R$ 9 million) from R$ 6 million in 3Q09 to R$ 15 million in 3Q10, chiefly due to the upturn in Revenue from Financial Investments, as a result of the increase in the amount of financial investments and in the CDI;

•      Financial Expenses: an increase of 36.9% (R$ 18 million) from R$ 49 million in 3Q09 to R$ 67 million in 3Q10, chiefly due to the increase in the debt charges (R$ 14 million) and in the monetary and foreign exchange updates (R$ 3 million), basically as a result of ENERCAN’s debts with the IDB and the BNDES, indexed to the dollar and a currency basket, which moved down by 8.9% and 7.7%, respectively, in 3Q09, versus 5.9% and 5.4% decreases, respectively, in 3Q10.

Net Income

Net income in 3Q10 fell by 26.3% (R$ 23 million) to R$ 65 million.

In 9M10, net income was R$ 202 million, a decrease of 21.1% (R$ 54 million).

10.3.2) Status of Generation Projects

Baldin Thermoelectric Facility (CPFL Bioenergia)

The Baldin Thermoelectric Facility began its commercial operations on August 27, 2010. The installed capacity is of 45 MW, with the forecast to achieve 24 MW of energy exported, during the harvest season, up to 2017 (18 MW in 2011).

Foz do Chapecó Hydroelectric Facility (Foz do Chapecó Energia)

The first turbine of the Foz do Chapecó Hydroelectric Facility, responsible for 41% of the facility’s assured power (179.2 average-MW), began commercial operations on October 14, 2010. By the end of the year, 100% of the assured energy will be achieved. CPFL Geração has a 51% share in the project, equivalent to an installed capacity and assured power of 436.1 MW and 220.3 average-MW, respectively.

Termonordeste and Termoparaíba Thermoelectric Facilities (EPASA)

Termonordeste and Termoparaíba Thermoelectric Facilities are under construction (84% of works completed). Start-up is scheduled for 4Q10. CPFL Geração has a 51% share in the project, equivalent to an installed capacity of 174.2 MW.

Bio Formosa Thermoelectric Facility (CPFL Bio Formosa)

Bio Formosa Thermoelectric Facility is under construction (55% of works completed). Commercial start-up is scheduled for 3Q11. The installed capacity is of 40 MW, with 25 MW of energy exported, during the harvest season.

Bio Buriti Thermoelectric Facility (CPFL Bio Buriti)

The beginning of construction of the Bio Buriti Thermoelectric Facility occurred in April 2010. Commercial start-up is scheduled for 2Q11. The installed capacity is of 50 MW, with 30 MW of energy exported, during the harvest season.

Bio Ipê Thermoelectric Facility (CPFL Bio Ipê)

The beginning of construction of the Bio Ipê Thermoelectric Facility occurred in June 2010. Commercial start-up is scheduled for 2Q11. The installed capacity is of 25 MW, with 14.37 MW of energy exported, during the harvest season.

Bio Pedra Thermoelectric Facility (CPFL Bio Pedra)

The beginning of construction of the Bio Ipê Thermoelectric Facility occurred in October 2010. Commercial start-up is scheduled for 2Q12. The installed capacity is of 70 MW, with 44.26 MW of energy exported, during the harvest season. The energy were sold in the Reserve Auction occurred in August 2010 (price: R$ 145.48/MWh).

Santa Clara Wind Farm – 7 Farms

The beginning of construction of the Santa Clara Wind Farm occurred in August 2010. Start-up is scheduled for 3Q12. CPFL Geração has a 100% share in the project, equivalent to an installed capacity and assured power of 188 MW and 76 average-MW, respectively. The energy were sold in the Reserve Auction occurred in December 2009 (price: R$ 150.00/MWh).

Campos dos Ventos II Wind Farm

The beginning of construction of the Campos dos Ventos II Wind Farm is scheduled for 1Q12. Start-up is scheduled for 3Q13. CPFL Geração has a 100% share in the project, equivalent to an installed capacity and assured power of 30 MW and 14 average-MW, respectively. The energy were sold in the Reserve Auction occurred in August 2010 (price: R$ 126.19/MWh).

10.3.3) Installed Capacity and Assured Power Evolution

With the acquisition of the Diamante Small Hydroelectric Power Plant (4 MW) and the start-up of the Baldin Thermoelectric Facility (45 MW), Foz do Chapecó Hydroelectric Facility (436 MW) and Termonordeste and Termoparaíba Thermoelectric Facilities (174 MW), the installed capacity will grow 659 MW (37.9%), from 1,737 MW in 2009 to 2,396 MW in 2010. The assured power, in turn, will grow 356 average-MW, from 864 average-MW in 2009 to 1,220 average-MW in 2010.

11) ATTACHMENTS

11.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	09/30/2010	06/30/2010

CURRENT ASSETS
Cash and Banks	1,134,931	1,375,099
Consumers, Concessionaries and Licensees	1,993,826	1,918,149
Financial Investments	40,837	40,209
Recoverable Taxes	178,424	224,052
Allowance for Doubtful Accounts	(87,594)	(85,910)
Prepaid Expenses	156,380	194,274
Deferred Taxes	161,195	163,501
Materials and Supplies	22,158	17,631
Deferred Tariff Cost Variations	251,001	226,090
Derivative Contracts	361	404
Other Credits	179,671	188,015
TOTAL CURRENT ASSETS	4,031,190	4,261,514

NON-CURRENT ASSETS

Long-Term Liabilities
Consumers, Concessionaries and Licensees	194,974	199,300
Judicial Deposits	716,296	701,644
Financial Investments	87,453	70,143
Recoverable Taxes	132,766	119,935
Prepaid Expenses	43,532	48,320
Deferred Taxes	1,043,610	1,059,493
Deferred Tariff Cost Variations	54,217	46,645
Derivative Contracts	159	9,007
Other Credits	201,438	166,297
	2,474,445	2,420,784

Investments	104,978	104,916
Property, Plant and Equipment	8,402,450	8,012,355
Intangible	2,517,084	2,529,610
Deferred Charges	12,391	13,299

TOTAL NON-CURRENT ASSETS	13,511,348	13,080,964

TOTAL ASSETS	17,542,538	17,342,478

11.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2010	06/30/2010

LIABILITIES

CURRENT LIABILITIES
Suppliers	1,176,344	1,078,422
Accrued Interest on Debts	55,091	34,308
Accrued Interest on Debentures	114,639	114,217
Loans and Financing	536,588	507,620
Debentures	1,311,138	526,200
Deferred Taxes	121	158
Employee Pension Plans	43,801	43,006
Regulatory Charges	118,543	109,707
Taxes and Social Contributions	519,244	524,717
Dividends and Interest on Equity	23,072	799,318
Accrued Liabilities	71,837	63,824
Deferred Tariff Gains Variations	320,684	336,713
Derivative Contracts	3,372	1,281
Other Accounts Payable	503,628	494,363
TOTAL CURRENT LIABILITIES	4,798,102	4,633,854

NON-CURRENT LIABILITIES
Suppliers	10,664	21,328
Accrued Interest on Debts	17,938	8,733
Loans and Financing	4,407,699	3,739,381
Debentures	2,020,542	2,946,876
Taxes and Social Contributions	280	284
Deferred Taxes	305,833	344,620
Employee Pension Plans	1,139	1,309
Reserve for Contingencies	145,339	127,655
Deferred Tariff Gains Variations	82,919	115,395
Derivative Contracts	1,433	1,134
Other Accounts Payable	150,329	190,836
TOTAL NON-CURRENT LIABILITIES	7,144,115	7,497,551

NON-CONTROLLING SHAREHOLDERS' INTEREST	74,494	72,905

SHAREHOLDERS' EQUITY
Capital	4,793,424	4,793,424
Capital Reserves	16	16
Profit Reserves	341,751	341,751
Retained Earnings	390,636	2,977
TOTAL SHAREHOLDERS' EQUITY	5,525,827	5,138,168

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	17,542,538	17,342,478

11.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	3Q10	3Q09	Variation	9M10	9M09	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,480,617	3,424,933	1.63%	10,517,355	9,837,147	6.91%
Electricity Sales to Distributors	328,830	307,250	7.02%	788,409	901,885	-12.58%
Other Operating Revenues(1)	364,608	267,495	36.30%	986,648	775,175	27.28%
	4,174,055	3,999,678	4.36%	12,292,412	11,514,207	6.76%

DEDUCTIONS FROM OPERATING REVENUES	(1,415,977)	(1,305,512)	8.46%	(4,109,260)	(3,785,600)	8.55%
NET OPERATING REVENUES	2,758,078	2,694,166	2.37%	8,183,152	7,728,607	5.88%
COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,275,713)	(1,400,551)	-8.91%	(3,830,855)	(3,935,694)	-2.66%

Electricity Network Usage Charges	(297,267)	(316,199)	-5.99%	(908,143)	(862,397)	5.30%
	(1,572,980)	(1,716,750)	-8.37%	(4,738,998)	(4,798,091)	-1.23%
OPERATING COSTS AND EXPENSES
Personnel	(147,568)	(132,589)	11.30%	(440,105)	(400,888)	9.78%
Material	(21,510)	(17,056)	26.11%	(57,623)	(48,920)	17.79%
Outsourced Services	(111,306)	(91,269)	21.95%	(317,918)	(273,881)	16.08%
Other Operating Costs/Expenses	(86,096)	(63,263)	36.09%	(203,069)	(179,410)	13.19%
Employee Pension Plans	21,797	(918)	-	65,396	(2,758)	-
Depreciation and Amortization	(101,054)	(97,164)	4.00%	(294,605)	(290,480)	1.42%
Amortization of Concession's Intangible	(45,591)	(46,723)	-2.42%	(136,482)	(140,174)	-2.63%
	(491,328)	(448,982)	9.43%	(1,384,406)	(1,336,511)	3.58%

EBITDA	816,589	669,729	21.93%	2,418,569	2,019,122	19.78%
EBIT	693,770	528,434	31.29%	2,059,748	1,594,005	29.22%
FINANCIAL INCOME (EXPENSE)
Financial Income	124,030	82,608	50.14%	330,202	275,736	19.75%
Financial Expenses	(209,997)	(155,279)	35.24%	(566,152)	(504,793)	12.16%
Interest on Equity	-	-	-	-	(409)	-
	(85,967)	(72,671)	18.30%	(235,950)	(229,466)	2.83%

INCOME BEFORE TAXES ON INCOME	607,803	455,763	33.36%	1,823,798	1,364,539	33.66%
Social Contribution	(57,933)	(44,584)	29.94%	(174,260)	(132,644)	31.37%
Income Tax	(160,182)	(117,995)	35.75%	(480,580)	(362,664)	32.51%
INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	389,688	293,184	32.92%	1,168,958	869,231	34.48%
Non-Controlling Shareholders' Interest	(2,029)	(3,510)	-42.19%	(6,870)	(8,295)	-17.18%
Reversal of Interest on Equity	-	-	-	-	409	-
NET INCOME	387,659	289,674	33.83%	1,162,088	861,345	34.92%
EARNINGS PER SHARE (R$)	0.81	0.60	33.48%	2.42	1.79	34.57%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

11.4) Operating Revenue – CPFL Energia

(Pro-forma, R$ thousands)

Consolidated
	3Q10	3Q09	Variation	9M10	9M09	Variation
REVENUE FROM ELECTRIC ENERGY OPERATIONS
Consumers Class
Residential	1,341,914	1,304,572	2.86%	4,047,322	3,759,712	7.65%
Industrial	1,058,882	1,102,098	-3.92%	3,107,336	3,017,161	2.99%
Commercial	663,447	660,906	0.38%	2,077,040	1,964,124	5.75%
Rural	117,130	112,640	3.99%	329,254	323,553	1.76%
Public Administration	95,431	95,507	-0.08%	284,437	273,309	4.07%
Public Lighting	76,959	76,612	0.45%	226,762	217,732	4.15%
Public Services	119,987	122,609	-2.14%	351,734	342,247	2.77%
Billed	3,473,750	3,474,944	-0.03%	10,423,885	9,897,838	5.31%

Unbilled (Net)	8,876	9,678	(0.08)	(2,247)	54,152	(1.04)
Emergency Charges - ECE/EAEE	-	(4)	-	3	(11)	(1.27)
Regulatory Assets and Liabilities	(2,011)	(59,685)	-96.63%	95,714	(114,832)	(1.83)
Reclassification to Network Usage Charge - TUSD - Captive
Consumer	(1,406,042)	(1,478,923)	-4.93%	(4,427,684)	(4,367,063)	1.39%
Electricity sales to final consumers	2,074,573	1,946,010	6.61%	6,089,671	5,470,084	11.33%

Furnas Centrais Elétricas S.A.	87,582	89,115	-1.72%	259,930	264,479	-1.72%
Other Concessionaires, Licensees e Authorized	186,659	195,971	-4.75%	456,900	562,214	-18.73%
Current Electric Energy	54,589	22,164	146.30%	71,579	75,192	-4.81%
Electricity sales to wholesaler	328,830	307,250	7.02%	788,409	901,885	-12.58%

Revenue due to Network Usage Charge - TUSD - Captive
Consumer	1,406,042	1,478,923	-4.93%	4,427,684	4,367,063	1.39%
Revenue due to Network Usage Charge - TUSD - Free
Consumer	305,745	207,047	47.67%	807,925	583,937	38.36%
Regulatory Assets and Liabilities - Low Income Consumer's
Subsidy	5,326	2,234	138.41%	12,541	22,279	-43.71%
Other Revenue and Income	53,539	58,214	-8.03%	166,182	168,959	-1.64%
Other Operating Revenues	1,770,652	1,746,418	1.39%	5,414,332	5,142,238	5.29%

TOTAL	4,174,055	3,999,678	4.36%	12,292,412	11,514,207	6.76%

11.5) Income Statement – Consolidated Generation Segment

(Pro-forma, R$ thousands)

Consolidated
	3Q10	3Q09	Variation	9M10	9M09	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	-	-	57	-
Eletricity Sales to Distributors	293,351	251,859	16.47%	789,039	719,839	9.61%
Other Operating Revenues	833	4,745	-82.44%	5,989	9,395	-36.25%
	294,184	256,604	14.65%	795,028	729,291	9.01%

DEDUCTIONS FROM OPERATING REVENUES	(20,754)	(16,958)	22.38%	(55,066)	(48,093)	14.50%
NET OPERATING REVENUES	273,430	239,646	14.10%	739,962	681,198	8.63%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(55,090)	(1,697)	3146.32%	(88,872)	(9,440)	841.44%

Eletricity Network Usage Charges	(9,361)	(9,404)	-0.46%	(28,397)	(27,265)	4.15%
	(64,451)	(11,101)	480.59%	(117,269)	(36,705)	219.49%
OPERATING COSTS AND EXPENSES
Personnel	(8,115)	(7,026)	15.50%	(24,446)	(21,555)	13.41%
Material	(1,142)	(579)	97.24%	(2,469)	(1,828)	35.07%
Outsourced Services	(6,102)	(7,479)	-18.41%	(17,850)	(22,175)	-19.50%
Other Operating Costs/Expenses	(11,644)	(12,539)	-7.14%	(42,556)	(31,428)	35.41%
Employee Pension Plans	299	(73)	-	897	(219)	-
Depreciation and Amortization	(19,323)	(19,157)	0.87%	(57,757)	(57,305)	0.79%
Amortization of Concession's Intangible	(4,416)	(4,278)	3.23%	(13,230)	(12,834)	3.09%
	(50,443)	(51,131)	-1.35%	(157,411)	(147,344)	6.83%

EBITDA	179,948	198,280	-9.25%	529,840	560,812	-5.52%

EBIT	158,536	177,414	-10.64%	465,282	497,149	-6.41%

FINANCIAL INCOME (EXPENSE)
Financial Income	14,949	5,627	165.67%	31,237	16,883	85.02%
Financial Expenses	(66,845)	(48,812)	36.94%	(187,554)	(139,739)	34.22%
Interest on Equity	-	-	0.00%	(34,710)	(35,625)	-2.57%
	(51,896)	(43,185)	20.17%	(191,027)	(158,481)	20.54%

EQUITY ACCOUNTING	(1)	-	0.00%	(1)	-	0.00%

INCOME BEFORE TAXES ON INCOME	106,639	134,229	-20.55%	274,254	338,668	-19.02%
Social Contribution	(10,663)	(11,649)	-8.46%	(27,095)	(29,635)	-8.57%
Income Tax	(29,111)	(32,005)	-9.04%	(74,001)	(81,370)	-9.06%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	66,865	90,575	-26.18%	173,158	227,663	-23.94%
Non-Controlling Shareholders' Interest	(2,028)	(2,642)	-23.24%	(5,532)	(6,695)	-17.37%
Reversal of Interest on Equity	-	-	0.00%	34,710	35,625	-2.57%
NET INCOME	64,837	87,933	-26.27%	202,336	256,593	-21.15%

11.6) Income Statement – Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated
	3Q10	3Q09	Variation	9M10	9M09	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,329,353	3,296,335	1.00%	10,097,914	9,430,088	7.08%
Electricity Sales to Distributors	60,511	31,822	90.15%	114,046	108,986	4.64%
Other Operating Revenues(1)	340,125	239,162	42.22%	910,008	706,290	28.84%
	3,729,989	3,567,319	4.56%	11,121,968	10,245,364	8.56%

DEDUCTIONS FROM OPERATING REVENUES	(1,377,529)	(1,268,300)	8.61%	(4,001,343)	(3,635,605)	10.06%
NET OPERATING REVENUES	2,352,459	2,299,019	2.32%	7,120,624	6,609,759	7.73%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,196,398)	(1,351,593)	-11.48%	(3,722,501)	(3,772,823)	-1.33%

Electricity Network Usage Charges	(286,293)	(308,613)	-7.23%	(881,716)	(840,717)	4.88%
	(1,482,691)	(1,660,206)	-10.69%	(4,604,217)	(4,613,540)	-0.20%
OPERATING COSTS AND EXPENSES
Personnel	(126,674)	(114,343)	10.78%	(379,012)	(344,927)	9.88%
Material	(16,761)	(13,924)	20.37%	(47,110)	(39,468)	19.36%
Outsourced Services	(94,920)	(77,708)	22.15%	(272,412)	(227,600)	19.69%
Other Operating Costs/Expenses	(70,859)	(46,513)	52.34%	(155,023)	(135,563)	14.36%
Employee Pension Plans	21,498	(845)	-	64,499	(2,539)	-
Depreciation and Amortization	(80,521)	(77,238)	4.25%	(233,385)	(230,852)	1.10%
Amortization of Concession's Intangible	(4,919)	(5,259)	-6.47%	(14,757)	(15,778)	-6.47%
	(373,156)	(335,830)	11.11%	(1,037,200)	(996,727)	4.06%

EBITDA	560,554	385,234	45.51%	1,661,429	1,245,881	33.35%

EBIT	496,612	302,983	63.91%	1,479,207	999,492	48.00%

FINANCIAL INCOME (EXPENSE)
Financial Income	84,057	60,210	39.61%	245,794	225,602	8.95%
Financial Expenses	(122,491)	(90,908)	34.74%	(324,744)	(318,105)	2.09%
Interest on Equity	2	-	0.00%	(63,850)	(66,918)	-4.58%
	(38,432)	(30,698)	25.19%	(142,800)	(159,421)	-10.43%

INCOME BEFORE TAXES ON INCOME	458,180	272,285	68.27%	1,336,407	840,071	59.08%

Social Contribution	(41,285)	(24,301)	69.89%	(121,215)	(76,620)	58.20%
Income Tax	(112,312)	(66,889)	67.91%	(329,459)	(210,334)	56.64%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	304,583	181,095	68.19%	885,733	553,117	60.13%
Non-Controlling Shareholders' Interest	(0)	(1,091)	-100.00%	(1,421)	(2,780)	-48.88%
Reversal of Interest on Equity	(2)	-	0.00%	63,850	66,918	-4.58%
NET INCOME	304,581	180,004	69.21%	948,162	617,255	53.61%

Note: (1) TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

11.7) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)
CPFL PAULISTA
	3Q10	3Q09	Var.	9M10	9M09	Var.
Gross Operating Revenues	1,913,180	1,946,564	-1.7%	5,642,897	5,342,588	5.6%
Net Operating Revenues	1,201,977	1,266,590	-5.1%	3,582,663	3,470,520	3.2%
Cost of Electric Power	(753,928)	(888,675)	-15.2%	(2,352,720)	(2,458,628)	-4.3%
Operating Costs & Expenses	(194,566)	(167,825)	15.9%	(489,389)	(507,414)	-3.6%
EBIT	253,483	210,090	20.7%	740,554	504,478	46.8%
EBITDA	272,990	245,929	11.0%	794,075	613,340	29.5%
Financial Income (Expense)	(12,376)	(7,400)	67.2%	(28,198)	(38,875)	-27.5%
Income Before Taxes	241,107	202,690	19.0%	712,356	465,603	53.0%
NET INCOME	159,654	133,390	19.7%	486,883	321,012	51.7%

CPFL PIRATININGA
	3Q10	3Q09	Var.	9M10	9M09	Var.
Gross Operating Revenues	853,384	714,101	19.5%	2,587,697	2,305,778	12.2%
Net Operating Revenues	542,484	432,876	25.3%	1,655,305	1,431,156	15.7%
Cost of Electric Power	(361,101)	(374,576)	-3.6%	(1,074,502)	(1,010,133)	6.4%
Operating Costs & Expenses	(74,474)	(71,570)	4.1%	(230,997)	(213,363)	8.3%
EBIT	106,909	(13,270)	-905.6%	349,806	207,660	68.5%
EBITDA	119,189	2,488	4690.6%	384,469	254,472	51.1%
Financial Income (Expense)	(6,484)	(9,360)	-30.7%	(36,655)	(28,993)	26.4%
Income Before Taxes	100,425	(22,630)	-543.8%	313,151	178,667	75.3%
NET INCOME	66,777	(14,780)	-551.8%	214,827	125,130	71.7%

RGE
	3Q10	3Q09	Var.	9M10	9M09	Var.
Gross Operating Revenues	764,080	720,688	6.0%	2,322,508	2,063,107	12.6%
Net Operating Revenues	475,885	473,813	0.4%	1,510,783	1,348,615	12.0%
Cost of Electric Power	(294,051)	(323,857)	-9.2%	(965,216)	(922,327)	4.7%
Operating Costs & Expenses	(80,458)	(77,712)	3.5%	(247,866)	(212,834)	16.5%
EBIT	101,376	72,244	40.3%	297,701	213,454	39.5%
EBITDA	129,074	99,515	29.7%	380,026	293,858	29.3%
Financial Income (Expense)	(17,708)	(12,904)	37.2%	(68,683)	(85,783)	-19.9%
Income Before Taxes	83,668	59,340	41.0%	229,018	127,671	79.4%
NET INCOME	56,272	39,152	43.7%	187,690	121,138	54.9%

CPFL SANTA CRUZ
	3Q10	3Q09	Var.	9M10	9M09	Var.
Gross Operating Revenues	78,931	77,512	1.8%	228,490	217,037	5.3%
Net Operating Revenues	52,885	53,455	-1.1%	151,463	147,820	2.5%
Cost of Electric Power	(29,929)	(29,328)	2.0%	(86,431)	(89,570)	-3.5%
Operating Costs & Expenses	(10,733)	(7,649)	40.3%	(34,067)	(26,811)	27.1%
EBIT	12,223	16,478	-25.8%	30,965	31,439	-1.5%
EBITDA	14,195	18,177	-21.9%	36,786	36,516	0.7%
Financial Income (Expense)	(807)	(280)	188.2%	(3,878)	(2,868)	35.2%
Income Before Taxes	11,416	16,198	-29.5%	27,087	28,571	-5.2%
NET INCOME	7,531	10,617	-29.1%	20,120	21,173	-5.0%

Summary of Income Statement by Distribution Company (R$ Thousands)
CPFL LESTE PAULISTA
	3Q10	3Q09	Var.	9M10	9M09	Var.
Gross Operating Revenues	31,528	28,925	9.0%	82,967	84,167	-1.4%
Net Operating Revenues	22,001	20,334	8.2%	56,385	59,265	-4.9%
Cost of Electric Power	(10,182)	(10,718)	-5.0%	(25,509)	(34,023)	-25.0%
Operating Costs & Expenses	(3,775)	(3,538)	6.7%	(11,911)	(11,243)	5.9%
EBIT	8,044	6,078	32.3%	18,965	13,999	35.5%
EBITDA	8,960	7,090	26.4%	21,670	16,935	28.0%
Financial Income (Expense)	(972)	(440)	120.9%	(2,832)	(2,014)	40.6%
Income Before Taxes	7,072	5,638	25.4%	16,133	11,985	34.6%
NET INCOME	4,768	4,164	14.5%	11,676	9,548	22.3%

CPFL SUL PAULISTA
	3Q10	3Q09	Var.	9M10	9M09	Var.
Gross Operating Revenues	36,229	32,716	10.7%	106,784	98,205	8.7%
Net Operating Revenues	23,806	21,854	8.9%	70,118	66,553	5.4%
Cost of Electric Power	(13,050)	(13,350)	-2.2%	(40,762)	(39,806)	2.4%
Operating Costs & Expenses	(4,252)	(3,553)	19.7%	(11,902)	(12,903)	-7.8%
EBIT	6,504	4,951	31.4%	17,454	13,844	26.1%
EBITDA	7,172	5,709	25.6%	19,449	16,017	21.4%
Financial Income (Expense)	(187)	144	-229.9%	(1,360)	(553)	145.9%
Income Before Taxes	6,317	5,095	24.0%	16,094	13,291	21.1%
NET INCOME	4,178	3,990	4.7%	11,816	10,861	8.8%

CPFL JAGUARI
	3Q10	3Q09	Var.	9M10	9M09	Var.
Gross Operating Revenues	33,868	30,918	9.5%	99,269	88,515	12.1%
Net Operating Revenues	21,146	19,960	5.9%	61,910	56,823	9.0%
Cost of Electric Power	(13,287)	(13,654)	-2.7%	(40,165)	(41,702)	-3.7%
Operating Costs & Expenses	(2,937)	(2,933)	0.1%	(8,312)	(8,327)	-0.2%
EBIT	4,922	3,373	45.9%	13,433	6,794	97.7%
EBITDA	5,416	3,981	36.0%	14,897	8,558	74.1%
Financial Income (Expense)	20	(708)	-102.8%	(577)	(722)	-20.1%
Income Before Taxes	4,942	2,665	85.4%	12,856	6,072	111.7%
NET INCOME	3,265	2,120	54.0%	9,363	5,009	86.9%

CPFL MOCOCA
	3Q10	3Q09	Var.	9M10	9M09	Var.
Gross Operating Revenues	20,781	18,724	11.0%	58,952	53,709	9.8%
Net Operating Revenues	13,798	12,859	7.3%	38,924	36,486	6.7%
Cost of Electric Power	(7,962)	(7,658)	4.0%	(23,156)	(22,099)	4.8%
Operating Costs & Expenses	(2,685)	(2,162)	24.2%	(5,439)	(6,563)	-17.1%
EBIT	3,151	3,039	3.7%	10,329	7,824	32.0%
EBITDA	3,558	3,436	3.6%	11,478	8,965	28.0%
Financial Income (Expense)	81	250	-67.6%	(618)	387	-259.7%
Income Before Taxes	3,232	3,289	-1.7%	9,711	8,211	18.3%
NET INCOME	2,136	2,442	-12.5%	7,208	6,164	16.9%

11.8) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	3Q10	3Q09	Var.	9M10	9M09	Var.
Residential	1,802	1,698	6.1%	5,387	5,133	4.9%
Industrial	1,330	1,429	-7.0%	4,056	4,002	1.4%
Commercial	1,024	960	6.7%	3,227	3,029	6.5%
Others	1,018	881	15.5%	2,753	2,542	8.3%
Total	5,174	4,969	4.1%	15,423	14,706	4.9%

CPFL Piratininga
	3Q10	3Q09	Var.	9M10	9M09	Var.
Residential	784	735	6.7%	2,404	2,254	6.6%
Industrial	766	746	2.7%	2,237	2,120	5.5%
Commercial	420	397	5.8%	1,338	1,256	6.5%
Others	241	229	5.3%	714	689	3.6%
Total	2,212	2,107	5.0%	6,692	6,319	5.9%

RGE
	3Q10	3Q09	Var.	9M10	9M09	Var.
Residential	483	461	4.8%	1,443	1,353	6.7%
Industrial	597	578	3.2%	1,815	1,675	8.4%
Commercial	271	252	7.6%	861	803	7.3%
Others	469	459	2.1%	1,479	1,516	-2.4%
Total	1,819	1,750	4.0%	5,599	5,347	4.7%

CPFL Santa Cruz
	3Q10	3Q09	Var.	9M10	9M09	Var.
Residential	72	70	3.4%	216	208	3.7%
Industrial	44	40	9.6%	126	116	8.7%
Commercial	34	31	9.3%	107	100	7.1%
Others	89	70	27.5%	233	216	8.0%
Total	239	211	13.5%	682	640	6.6%

CPFL Jaguari
	3Q10	3Q09	Var.	9M10	9M09	Var.
Residential	18	17	6.8%	53	50	7.1%
Industrial	68	69	-1.1%	206	195	5.6%
Commercial	9	8	6.4%	27	26	4.8%
Others	9	9	3.8%	27	35	-22.6%
Total	104	103	1.2%	314	306	2.6%

CPFL Mococa
	3Q10	3Q09	Var.	9M10	9M09	Var.
Residential	16	15	9.6%	47	44	6.5%
Industrial	16	15	6.6%	46	43	8.2%
Commercial	6	6	4.9%	19	18	5.5%
Others	17	14	17.4%	45	39	15.3%
Total	55	50	10.4%	158	144	9.3%

CPFL Leste Paulista
	3Q10	3Q09	Var.	9M10	9M09	Var.
Residential	22	20	10.2%	62	58	6.4%
Industrial	19	17	8.8%	55	50	9.4%
Commercial	9	8	8.7%	27	25	6.8%
Others	38	28	33.5%	87	75	17.0%
Total	87	73	18.7%	230	208	11.0%

CPFL Sul Paulista
	3Q10	3Q09	Var.	9M10	9M09	Var.
Residential	30	27	11.8%	86	80	7.4%
Industrial	27	34	-20.7%	97	101	-3.9%
Commercial	11	11	5.4%	35	34	5.1%
Others	21	21	1.6%	65	65	-0.7%
Total	90	93	-3.2%	283	280	1.2%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.